Exhibit 99.1

ERAYAK Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People’s Republic of China 325025

PROXY STATEMENT AND NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 20, 2025

October 20, 2025

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of ERAYAK Power Solution Group Inc., a Cayman Islands exempted company (the “Company”), will be held on November 20, 2025, at 11:00 a.m., Beijing Time (November 19, 2025, at 10:00 p.m. Eastern Time), at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025., for the following purposes:

Proposal One	By an ordinary resolution, (a) to approve an increase of the Company’s authorized share capital from US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (i) 2,045,454.5̅4̅ class A ordinary shares of a par value of US$0.022 each and (ii) 227,272.7̅2̅ class B ordinary shares of a par value of US$0.022 each, to US$220,000,000 divided into 10,000,000,000 ordinary shares of par value US$0.022 each comprising (i) 9,000,000,000 class A ordinary shares of a par value of US$0.022 each and (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.022 each (the “Share Capital Increase”).

Proposal Two	By a special resolution, subject to and conditional upon the passing of Proposal One, to adopt the fourth amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company, to (i) reflect the Share Capital Increase described in Proposal One and (ii) incorporate certain post-IPO language, corporate-governance provisions, and housekeeping amendments customary for a listed Cayman Islands exempted company, as more particularly described in and in the form of the Restated M&A attached to the notice of meeting.

Proposal Three	By an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”).

Holders of record of our class A ordinary shares of a par value of US$0.022 each and class B ordinary shares of a par value of US$0.022 each at the close of business on October 15, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting. The Board urges shareholders to vote “FOR” Proposal One, Proposal Two and Proposal Three.

A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about October 23, 2025.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors, Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

ERAYAK Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province

PROXY STATEMENT

The board of directors (the “Board”) of ERAYAK Power Solution Group Inc., a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on November 20, 2025, at 11:00 a.m., Beijing Time (November 19, 2025, at 10:00 p.m. Eastern Time), at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the Share Capital Increase, 2) the adoption of Fourth Amended and Restated Memorandum and Articles of Association and 3) the Adjournment Proposal, if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	FOR the Share Capital Increase;

●	FOR the adoption of Fourth Amended and Restated Memorandum and Articles of Association;

●	FOR the Adjournment Proposal, if necessary.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on October 15, 2025, which we refer to as the Record Date, are entitled to received notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 854,061 class A ordinary shares of par value of $0.022 each (the “Class A Ordinary Shares”) and 40,910 class B ordinary shares of par value of $0.022 each (the “Class B Ordinary Shares”, and, together with Class A Ordinary Shares, the “Ordinary Shares”) issued and outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held and holders of Class B Ordinary Shares as of the Record Date are entitled to twenty (20) votes for each Class B Ordinary Share held as of the Record Date on each of the proposals.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Vstock Transfer, LLC, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders will not be able to vote through the Live EGM Webcast on the Proposals to be tabled for approval at the EGM. Shareholders who wish to exercise their votes must submit a Proxy Form to appoint the Chairman of the EGM to cast votes on their behalf. If you are a shareholder of record, meaning that you hold your shares in certificate form, you have the following voting options:

To vote by Internet

1)	Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1)	Call the telephone number on your voting card or email.

To vote by Mail

1)	Check the appropriate boxes on the voting instruction form

2)	Sign, date, and return your voting card in the enclosed envelope.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting is on November 19, 2025, at 12:59 P.M., Beijing Time (November 18, 2025, at 11:59 P.M., Eastern Time).

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

●	FOR the Share Capital Increase;

●	FOR the adoption of Fourth Amended and Restated Memorandum and Articles of Association;

●	FOR the Adjournment Proposal, if necessary.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, the presence in person or by proxy of one or more holders of in aggregate at least one-third of the votes representing the paid up share capital of the Company entitled to vote on resolutions of members shall be a quorum for the transaction of business except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

●	Proposal One shall be passed by way of an ordinary resolution, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Two shall be passed by way of a special resolution, being the affirmative vote of at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	Proposal Three shall be passed by way of an ordinary resolution, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

For the purpose of determining whether the shareholders have approved Proposal One, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail, email or fax bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, VStock Transfer, LLC at 212-828-8436.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householder mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

PROPOSAL ONE

TO APPROVE THE SHARE CAPITAL INCREASE

General:

We are proposing, by an ordinary resolution, to approve the increase of the Company’s authorized share capital from US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (i) 2,045,454.5̅4̅ class A ordinary shares of a par value of US$0.022 each and (ii) 227,272.7̅2̅ class B ordinary shares of a par value of US$0.022 each, to US$220,000,000 divided into 10,000,000,000 ordinary shares of par value US$0.022 each comprising (i) 9,000,000,000 class A ordinary shares of a par value of US$0.022 each and (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.022 each.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
SHAREHOLDERS VOTE “FOR” THIS PROPOSAL ONE.

PROPOSAL TWO

ADOPTION OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are proposing to, by a special resolution, subject to and conditional upon the passing of Proposal One, approve the adoption of the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A to this notice, in substitution for and to the exclusion of, the currently effective memorandum and articles of association of the Company and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Potential Effects

If shareholders approve this proposal, the adoption of the Fourth Amended and Restated Memorandum and Articles of Association will become effective upon the required approval from shareholders being obtained.

Vote Required

This proposal requires the affirmative (“FOR”) vote of not less than two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL TWO.

PROPOSAL THREE

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF ALL THE RESOLUTIONS CONTEMPLATED BY PROPOSAL ONE AND PROPOSAL TWO.

Proposal Three, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Three is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
SHAREHOLDERS VOTE “FOR” THIS PROPOSAL THREE.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the adoption of the Share Capital Increase, the adoption of Fourth Amended and Restated Memorandum and Articles of Association and the Adjournment Proposal, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: October 20, 2025	By Order of the Board of Directors

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer